                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                     White Mountains Insurance Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925391510
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 19, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)


                         (Continued on following pages)
                               Page 1 of 8 Pages

------------------------------------------------------------------------------
  CUSIP NO. 925391510                 13G                  Page 2 of 8 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      Warren E. Buffett

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                          1,170,000
      OWNED
                   -----------------------------------------------------------
     BY EACH         7    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          1,170,000
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,170,000
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      N/A                                                           [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN (Individual)
------------------------------------------------------------------------------


____________________
* Warren E. Buffett may be deemed to control Berkshire Hathaway Inc. Both Mr. Buffett and Berkshire Hathaway Inc. thus may be considered to have beneficial ownership of the entire amount of the Common Stock referred to in this Schedule.

------------------------------------------------------------------------------
  CUSIP NO. 925391510                 13G                  Page 3 of 8 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)


      Berkshire Hathaway Inc.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware corporation

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          1,170,000
      OWNED
                   -----------------------------------------------------------
     BY EACH         7.   SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          1,170,000
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,170,000
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      N/A                                                           [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO (Corporation)
------------------------------------------------------------------------------


____________________
* Warren E. Buffett may be deemed to control Berkshire Hathaway Inc. Both Mr. Buffett and Berkshire Hathaway Inc. thus may be considered to have beneficial ownership of the entire amount of the Common Stock referred to in this Schedule.

Item 1(a). Name of Issuer:

             White Mountains Insurance Group, Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

             80 South Main Street
             Hanover, New Hampshire 03755

Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:

             (1)   Warren E. Buffett
                   Berkshire Hathaway Inc.
                   1440 Kiewit Plaza
                   Omaha, Nebraska 68131
                   United States Citizen

             (2)   Berkshire Hathaway Inc.
                   1440 Kiewit Plaza
                   Omaha, Nebraska 68131
                   Delaware corporation.

Item 2(d). Title of Class of Securities:


             Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number:

             925391510

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a) [_]  Broker or Dealer registered under Section 15 of the Act.

             (b) [_]  Bank as defined in Section 3(a)(6) of the Act.

             (c) [_]  Insurance Company as defined in Section 3(a)(19) of the
                           Act.
             (d) [_]  Investment Company registered under Section 8 of the
                           Investment Company Act of 1940.

             (e) [_]  An investment advisor registered in accordance with Rule
                           13d-1(b)(1)(ii)(E);

             (f) [_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) [_]  A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

             (h) [_]  A savings association as defined in Section 3(b) of the
                           Federal Deposit Insurance Act;

             (i) [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

             (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership.

        (a)    Amount Beneficially Owned:

               1,170,000

        (b)    Percent of Class:

               19.9%

        (c)    Number of shares as to which the undersigned persons have:

          (1) Mr. Buffett (i) has the sole power to vote or direct the vote of 0 shares, (ii) the shared power to vote or direct the vote of 1,170,000 shares, including the 1,170,000 shares held by Berkshire Hathaway Inc. referred to in
Item 4(c)(2) below, (iii) the sole power to dispose or direct the disposition of 0 shares and (iv) the shared power to dispose or direct the disposition of 1,170,000 shares of Common Stock of White Mountains, including the 1,170,000 shares held by Berkshire Hathaway Inc. referred to in Item 4(c)(2) below, representing 19.89% of the issued and outstanding shares of such Common Stock of White Mountains (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by White Mountains). Because Mr. Buffett may be deemed to control Berkshire Hathaway Inc., both Mr. Buffett and Berkshire Hathaway Inc. thus may be considered to have beneficial ownership of the entire amount of the Common Stock referred to in this Schedule.

          (2) Berkshire Hathaway Inc. (i) has the sole power to vote or direct the vote of 0 shares, (ii) the shared power to vote or direct the vote of 1,170,000 shares, including the 1,170,000 shares referenced in Item 4(c)(1) above of which Mr. Buffett may be deemed to be the beneficial owner, (iii) the sole power to dispose or direct the disposition of 0 shares and (iv) the shared power to dispose or direct the disposition of 1,170,000 shares of Common Stock of White Mountains, including the 1,170,000 shares referenced in Item 4(c)(1) above of which Mr. Buffett may be deemed to be the beneficial owner, representing 19.89% of the issued and outstanding shares of such Common Stock of White Mountains (which is based on the number of securities

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outstanding as contained in the most recently available filing with the
Commission by White Mountains). Because Mr. Buffett may be deemed to control Berkshire Hathaway Inc., both Mr. Buffett and Berkshire Hathaway Inc. thus may be considered to have beneficial ownership of the entire amount of the Common Stock referred to in this Schedule.

Item 5.    Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8.    Identification and Classification of Members of the Group.

        Exhibit A attached to this Schedule 13G states the identity of each
        ---------
        member of the group.

Item 9.    Notice of Dissolution of Group.

        Not applicable.

Item 10.   Certification.

        "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

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                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.



October 30, 2000                          October 30, 2000

                                          Berkshire Hathaway Inc.

/s/ Warren E. Buffet                       By: /s/ Warren E. Buffett
-----------------------                      -------------------------
    Warren E. Buffett                              Warren E. Buffett
                                                 Chairman of the Board

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                                   Exhibit A
                                   ---------

                                 Group Members
                                 -------------

         1. Warren E. Buffett, an individual, whose principal business address is Berkshire Hathaway Inc., 1440 Kiewit Plaza, Omaha, Nebraska 68131. Mr. Buffett is a private investor and is a citizen of the United States.

         2. Berkshire Hathaway Inc., a Delaware corporation, the principal place of business of which is 1440 Kiewit Plaza, Omaha, Nebraska 68131.

         Because Mr. Buffett may be deemed to control Berkshire Hathaway Inc., both Mr. Buffett and Berkshire Hathaway Inc. thus may be considered to have beneficial ownership of the entire amount of the Common Stock, par value
$0.01 per share of White Mountains Insurance Group, Ltd. referred to in this
Schedule 13G.